SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                       3DX Technologies Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                88554G109
                              (CUSIP Number)

                     Centennial Energy Partners, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         June 10, 1998
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         198,468
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    198,468

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
        198,468

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.21%

14) Type of Reporting Person:                PN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         232,980
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	232,980
11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     232,980

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.59%

14) Type of Reporting Person:                PN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:               -0-
    Shares
Beneficially  (8)  Shared Voting Power:          155,547
  Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    155,547

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      155,547

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.73%

14) Type of Reporting Person:                PN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:         	38,949
     Owned by
         Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	38,949

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     38,949

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.43%

14) Type of Reporting Person:                PN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Management, L.L.C.
                         (13-4001634)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:            -0-
    Shares
    Beneficially  (8)  Shared Voting Power:         45,598
    Owned by
    Each      	(9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   45,598

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     45,598

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.51%

14) Type of Reporting Person:                LLC

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power: 		-0-
    Shares
    Beneficially   (8)  Shared Voting Power:          -0-
    Owned by
    Each           (9)  Sole Dispositive Power:       -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	31,949

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       31,949

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.36%

14) Type of Reporting Person:                CO

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.L.C.
                         (13-3961810)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        427,476
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   427,476

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     427,476

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  4.75%

14) Type of Reporting Person:                LLC

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         671,542
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    703,491

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      703,491

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  7.82%

14) Type of Reporting Person:                IN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power: 		671,542
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	703,491

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      703,491
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  7.82%

14) Type of Reporting Person:                IN

Cusip No.:   88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power: 		671,542
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power: 	703,491

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     703,491

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  7.82%

14) Type of Reporting Person:                IN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        198,468
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   198,468

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      198,468

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.21%

14) Type of Reporting Person:                IN

Item 1.  	Security and Issuer.
         This Amendment 1 to Schedule 13D, originally filed October 14, 1997
(the "Schedule 13D") by Centennial Energy Partners, L.P. et al, relates to the common stock (the "Common Stock") of 3DX Technologies Inc. (the
"Company"), whose principal executive offices are at 12012 Wickchester, Suite 250, Houston, Texas 77079.
Item 2.   Identity and Background.
    Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a)This statement is filed by (i) Centennial Associates, L.P. ("Centennial"), a Delaware limited partnership, with respect to Common Stock held by it; (ii) Centennial Energy Partners, L.P. ("Energy"), a Delaware
limited partnership, with respect to Common Stock held by it; (iii)
Tercentennial Energy Partners, L.P. ("Tercentennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iv) Quadrennial
Partners, L.P. ("Quadrennial"), a Delaware limited partnership, with respect to Common Stock held by it; (v) Centennial Management, L.L.C. ("Management"),
a Delaware limited liability company, with respect to Common Stock held by Centennial Overseas Fund, Ltd. ("Overseas"), a fund managed by Management under an investment management agreement; (vi) Joseph H. Reich & Co., Inc.
("JHR & Co."), a New York corporation, with respect to Common Stock held in a discretionary account (the "Managed Account") managed by JHR & Co.; (vii) Centennial Energy Partners, L.L.C. ("Centennial LLC") with respect to shares of Common Stock held by each of the entities named in (ii) through (iv)
above, (viii) each of Joseph H. Reich, Peter K. Seldin, and G. Bryan Dutt with respect to shares of Common Stock held by each of the entities named in
(i), (v) , (vi) and (vii) above, and (ix) Tracy S. Nagler with respect to shares of Common Stock held by the entity named in (i) above. Centennial, Energy, Tercentennial and Quadrennial are collectively referred to herein as the "Partnerships".  Centennial, Energy, Tercentennial, Quadrennial,
Management, JHR & Co., Centennial LLC,  Mr. Reich, Mr. Seldin, Mr. Dutt and
Ms. Nagler are collectively referred to herein as the "Reporting Persons".
The general partners of Centennial are Mr. Reich, Mr. Seldin, Mr. Dutt and
Ms. Nagler.  The general partner of each of Energy, Tercentennial and
Quadrennial is Centennial LLC. Joseph H. Reich is the Managing Member of Centennial LLC. Peter K. Seldin and G. Bryan Dutt are non managing members of Centennial LLC who have been delegated the authority to invest in the securities of Energy, Tercentennial and Quadrennial. Joseph H. Reich is the Managing Member of Management. Peter K. Seldin and G. Bryan Dutt are non managing members of Management who have been delegated the authority to invest in the securities of Overseas.  Mr. Reich
is the President, sole Shareholder and sole Director of JHR & Co.  Mr. Seldin
is the Vice President of JHR & Co.   Mr. Dutt is an Investment Manager of JHR
& Co. Mr. Seldin and Mr. Dutt have been delegated the authority to invest in the securities of the Managed Account. Any disclosures herein with respect to other than the Reporting Persons are made on information and belief.
         (b) The principal business address of each of the Reporting Persons is 900 Third Avenue, New York, New York 10022.
         (c) The principal business of the Partnerships is that of engaging in the purchase and sale of securities for investment for its own account.
The principal business of Management is that of providing investment, administrative and management services to Overseas. The principal business of JHR & Co. is that of providing administrative and management services to the Partnerships. The principal business of Centennial LLC is General
Partner of the Partnerships. The present principal occupation of Mr. Reich is Managing General Partner of Centennial, Managing Member of Centennial LLC and Management and President of JHR & Co. Mr. Seldin's present principal occupation is General Partner of Centennial, member of Centennial LLC and Management and Vice President of JHR & Co. Mr. Dutt's present principal occupation is General Partner of Centennial, member of Centennial LLC and Management and Investment Manager of JHR & Co. Ms. Nagler's present principal occupation is General Partner of Centennial.
         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f) The Partnerships are Delaware limited partnerships. Management is a Delaware Limited Liability Company. JHR & Co. is a New York
Corporation.  Centennial LLC is a Delaware Limited Liability Company.  Mr.
Reich, Mr. Seldin, Mr. Dutt and Ms. Nagler are United States citizens.
Item 3.  Source and Amount of Funds or Other Consideration.
		Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
 		The purchase price (including commissions, if any) of $12,656 for the 5,000 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.
      In addition, the Reporting Persons purchased shares of Common Stock in accordance with the terms of that Common Stock Subscription Agreement, dated as of June 3, 1998 (the "Subscription Agreement"), by and among the Company and various purchasers including the Reporting Persons (the "Purchasers").
Under the Subscription Agreement, the Reporting Persons purchased 146,204 shares of Common Stock on June 10, 1998 (the "Closing Date"), in consideration for aggregate cash payment of $219,306. In addition, in accordance with the terms of the Subscription Agreement, the Reporting
Persons have the option to purchase 187,128 shares of Common Stock (the
"Option Shares") within sixty days of the Closing Date. The Option Shares may be purchased at a purchase price of $1.50 per share. The breakdown of the Common Stock purchased and the Option Shares by Reporting Person is set forth in Schedule A hereto.
     The funds used for the purchase of the Common Stock under the Subscription Agreement by each of the Partnerships was furnished from contributions made to the respective Partnership by its partners. The funds used for the purchase of the Common Stock under the Subscription Agreement by Management was furnished from the working capital of Overseas. The funds used for the purchase of the Common Stock under the Subscription Agreement by JHR
& Co. was furnished from the working capital of the Managed Account.


Item 4.  Purpose of Transaction. 	   Item 4 of Schedule 13D is hereby
amended and restated in its entirety as follows:
   The purpose of the acquisition of shares of Common Stock by theReporting Persons is for investment. Each may make further purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time. None of the Reporting Persons has any plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs
(b) through (j), inclusive, of Item 4 of Schedule 13D, except as follows:

(a)	pursuant to the terms of the Subscription Agreement, the Reporting
Persons  have the option to purchase the Option Shares.

(b)	pursuant to the terms of the Subscription Agreement, the Company is required to submit to its stockholders a proposal for the adoption and approval of a one for five reverse stock split with respect to all of the outstanding Company Common Stock.

(d)	pursuant to the terms of the Subscription Agreement, the Reporting
Persons, together with the other Purchasers, have the right, subject to certain events, to (i) designate a representative that is entitled to attend (but not to vote at) all meetings of the board of directors of the Company and each meeting of any committee thereof and receive information with respect thereto, or (ii) designate one individual to be appointed to the Company's board of directors.

The Reporting Persons may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
   Item 5 (a) of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a) As of the date hereof, and including the Option Shares, (i) Centennial owns beneficially 198,468 shares of the Common Stock, constituting approximately 2.21% of the shares outstanding; (ii) Energy owns beneficially 232,980 shares of the Common Stock, constituting approximately 2.59% of the shares outstanding; (iii) Tercentennial owns beneficially 155,547 shares of Common Stock, constituting approximately 1.73% of the shares outstanding;
(iv) Quadrennial owns beneficially 38,949 shares of Common Stock, constituting approximately 0.43% of the shares outstanding; (v) Management owns beneficially 45,598 shares of Common Stock, constituting approximately 0.51% of the shares outstanding, such shares being held by Overseas, a fund managed by Management under an investment management agreement; (vi) JHR & Co. owns beneficially 31,949 shares of Common Stock, constituting approximately 0.36% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co; (vii) Centennial LLC owns beneficially 427,476 shares of Common Stock, representing the shares held by each of the entities named in (ii) through (iv) above;
(viii) each of Joseph H. Reich, Peter K. Seldin and G. Bryan Dutt own beneficially 703,491 shares of Common Stock, representing the shares held by each of the entities named in (i), (v), (vi) and (vii) above; and (ix) Tracy
S. Nagler owns beneficially 198,468 shares of Common Stock, representing the shares held by the entity named in (i) above. In the aggregate, the Reporting Persons beneficially own a total of 703,491 shares of Common Stock, constituting approximately 7.82% of the shares outstanding. The percentages used herein are based upon the sum of the 7,346,959 shares of Common Stock stated by the Company to be outstanding as of May 12, 1998 in the Company's Form 10-Q filed with the SEC for the quarter ended March 31, 1998, the 1,462,044 shares of Common Stock issued pursuant to the Subscription Agreement and the Option Shares attributable to the Reporting Persons.

    Items 5 (b) and (c) of Schedule 13D are hereby supplemented by the addition of the following:

    (b) Pursuant to an investment management agreement, Management has the power to vote and to dispose of the shares of Common Stock held by Overseas, which power may be exercised by the members of Management who have investment authority.
         (c) Other than the purchase of shares of Common Stock pursuant to the Subscription Agreement, the Reporting Persons have not been involved in any share transactions involving the Company during the last sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
   Item 6 of Schedule 13D is hereby supplemented by the addition of the following:

 Under the Subscription Agreement, the Company granted to the Reporting Person an option to purchase the Option Shares.

In connection with the Subscription Agreement, certain parties, including the Reporting Persons, entered into a Voting Agreement, dated as of June 3, 1998, for the benefit of the Purchasers whereby each of such persons agreed to vote the Common Stock beneficially owned by them in favor of the stock issuances and other transactions contemplated by the Subscription Agreement at any and all meetings of the stockholders of the Company called for such purpose and appointed two of the Purchasers as their proxy to vote their shares. The parties to such agreement agreed that until such transactions are consummated, they will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or similar agreement with respect to the voting of such party's Common Stock, (ii) acquire or sell, assign, transfer or otherwise dispose of any of such party's Common Stock, or (iii) enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any shares of Common Stock.
Item 7.  Material to be Filed as Exhibits.
   Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

              There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as requested by Rule 13d-
1(f)(1) under the Securities Exchange Act of 1934, as amended. In addition,
Exhibit 2:	Common Stock Subscription Agreement dated as of June 3, 1998, among the Company, Susan Morrice, Minnowburn Corporation, CWS Limited-Liability Company, Centennial Energy Partners, L.P., Tercentennial Energy Partners, L.P., Quadrennial Partners, L.P., Centennial Overseas Fund, LTD, Investment 11, LLC, Donald D. Wolf, Altira Group LLC, James R. Newell, Alex
B. Campbell, Paul D. Favret and Wayne W. Williamson (incorporated herein by reference to Exhibit 99.1 of the Company's current report on Form 8-K dated June 10, 1998 and filed with the Securities and Exchange Commission on June 16, 1998) and Exhibit 3: Voting Agreement dated as of June 3, 1998 among C. Eugene Ennis, Peter M. Duncan, Douglas C. Nester, Joseph Schuchardt, III, Jon
W. Bayless, Douglas C. Williamson, Ronald P. Nowak, Charles E. Edwards and Peter K. Seldin (incorporated herein by reference to Exhibit 99.2 of the Company's current report on Form 8-K dated June 10, 1998 and filed with the Securities and Exchange Commission on June 16, 1998).

page>

SIGNATURES
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  June 22, 1998
				CENTENNIAL ASSOCIATES, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin,
                            General Partner

                        CENTENNIAL ENERGY PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin, Member
                            Centennial Energy Partners, L.L.C.
                            General Partner

                        TERCENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin, Member
                            Centennial Energy Partners, L.L.C.
                            General Partner

                        QUADRENNIAL PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin, Member
                            Centennial Energy Partners, L.L.C.
                            General Partner


 				CENTENNIAL MANAGEMENT, L.L.C.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Member

				JOSEPH H. REICH & CO., INC.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Vice President

                        CENTENNIAL ENERGY PARTNERS, L.L.C.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Member


                            /s/Joseph H. Reich
                            Joseph H. Reich


                            /s/Peter K. Seldin
                            Peter K. Seldin


                            /s/G. Bryan Dutt
                            G. Bryan Dutt

                            /s/Tracy S. Nagler
                            Tracy S. Nagler

                                       Schedule A


Reporting Persons Participating in the Common Stock Subscription Agreement dated as of June 3, 1998.

							Common Shares	Purchase
							Purchased on	Price
	Option
Reporting Person					June 10, 1998	Total $
	Shares


Centennial Energy Partners, L.P.		66,204		99,306
	84,735
Tercentennial Energy Partners, L.P.		40,000		60,000
	51,197
Quadrennial Partners, L.P.			10,000		15,000
	12,799
Centennial Management, L.L.C.			20,000		30,000
	25,598
Joseph H. Reich & Co., Inc.			10,000		15,000
	12,799

EXHIBIT 1

            JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d - 1(f)(1)


         The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him/her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he/she or it knows or has reason to believe that such information is inaccurate.

Dated:   June 22, 1998                  /s/Peter K. Seldin
                                       Peter K. Seldin, as General
                                       Partner of Centennial
                                       Associates, L.P., and Member of
                                       Centennial Energy Partners,
                                       L.L.C., (General Partner of
                                       Centennial Energy Partners,
                                       L.P., Tercentennial Energy
                                       Partners, L.P. and Quadrennial
   						   Partners L.P.) Member of Centennial
						   Management, L.L.C. and  as Vice
                                       President of Joseph H. Reich &
                                       Co., Inc.



                                       /s/Joseph H. Reich
                                       Joseph H. Reich


                                       /s/Peter K. Seldin
                                       Peter K. Seldin


                                       /s/G. Bryan Dutt
                                       G. Bryan Dutt


                                       /s/Tracy S. Nagler
                                       Tracy S. Nagler